UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

MILACRON HOLDINGS CORP.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

59870L106

(CUSIP Number)

November 21, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 59870L106

1.	Names of Reporting Persons. Her Majesty the Queen in Right of the Province of Alberta as represented by Alberta Investment Management Corporation
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Alberta, Canada
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 0 shares
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 0 shares
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares *
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 0.0% *
12.	Type of Reporting Person FI

*	This Statement on Schedule 13G (Amendment No. 1) reflects the sale by the reporting persons of shares of the Issuer’s Common Stock in registered, underwritten public offerings in February, May, August and November 2017. Following the closing of the November offering on November 21, 2017, none of the reporting persons directly or indirectly beneficially own any shares of the Issuer’s Common Stock.

CUSIP No. 59870L106

1.	Names of Reporting Persons. PE12GVPE (Talon) Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Alberta, Canada
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 0 shares
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 0 shares
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person CO

CUSIP No. 59870L106

1.	Names of Reporting Persons. PE12PXPE (Talon) Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Alberta, Canada
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 0 shares
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 0 shares
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person CO

INTRODUCTORY NOTE:

This Statement on Schedule 13G (Amendment No. 1) is being filed by (i) Her Majesty the Queen in Right of the Province of Alberta as represented by Alberta Investment Management Corporation (“AIMCo”), a body corporate established under the Alberta Investment Management Corporation Act R.S.A. c.A-26.5 (2007), with respect to investments held on behalf of clients for which AIMCo serves as investment manager, (ii) PE12GVPE (Talon) Ltd. and (iii) PE12PXPE (Talon) Ltd. (together with PE12GVPE (Talon) Ltd., the “Talon Funds”). AIMCo may be deemed to have voting and investment power with respect to securities held by the Talon Funds. However, AIMCo disclaims beneficial ownership of any such securities in which AIMCo has no actual pecuniary interest.

This Statement on Schedule 13G (Amendment No. 1) reflects the sale by the Talon Funds of shares of the Issuer’s Common Stock in registered, underwritten public offerings in February, May, August and November 2017. Following the closing of the November offering on November 21, 2017, none of AIMCo or the Talon Funds directly or indirectly beneficially own any shares of the Issuer’s Common Stock.

ITEM 1.

(a) Name of Issuer:

Milacron Holdings Corp.

(b) Address of Issuer’s Principal Executive Offices:

3010 Disney Street

Cincinnati, OH 45209

ITEM 2.

(a) Name of Person Filing:

Her Majesty the Queen in Right of the Province of Alberta as represented by Alberta Investment

Management Corporation

PE12GVPE (Talon) Ltd.

PE12PXPE (Talon) Ltd.

(b) Address of Principal Business Office, or if None, Residence:

All Reporting Persons:

1100-10830 Jasper Avenue

Edmonton, A0 T5J 2B3

(c) Citizenship:

All Reporting Persons:

Alberta, Canada

(d) Title of Class of Securities:

Common Stock, par value $0.01 per share

(e) CUSIP Number:

59870L106

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

Item 3 is not applicable.

ITEM 4. OWNERSHIP.

The responses of Reporting Persons to Rows 5, 6, 7, 8, 9, and 11 of the cover pages which relate to beneficial ownership of the Common Stock of the Issuer are incorporated by reference.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: ☒

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Pursuant to the Alberta Investment Management Corporation Act, R.S.A. c. A-26.5 (2007), AIMCo provides investment management services for a diverse group of Alberta public sector clients, including Alberta public sector pension plans and provincial endowment funds.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

See Introductory Note above.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

See Introductory Note above.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Item 9 is not applicable.

ITEM 10. CERTIFICATIONS.

Item 10 is not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: December 8, 2017

HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF ALBERTA AS REPRESENTED BY ALBERTA INVESTMENT MANAGEMENT CORPORATION

By:	/s/ Jon Reay
Name:	Jon Reay
Title:	Chief Compliance Officer

PE12GVPE (TALON) LTD.

By:	/s/ James Ridout
Name:	James Ridout
Title:	Director

PE12PXPE (TALON) LTD.

By:	/s/ James Ridout
Name:	James Ridout
Title:	Director